7961 Shaffer Parkway • Suite 5 • Littleton, CO USA 80127

VISTA GOLD CORP.

Telephone: (720) 981-1185 • Facsimile: (720) 981-1186

August 31, 2010

Mr. Mark Shannon
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549-7010

Re: **Vista Gold Corp.**
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Proxy Statement on Schedule 14A
Filed April 9, 2010
File No. 001-0925

Dear Mr. Shannon:

We are writing in connection to your comment letter dated August 23, 2010, related to our Form 10-K for the year ended December 31, 2009, which was filed with the Commission on March 16, 2010 and our Proxy Statement on Schedule 14A, which was filed with the Commission on April 9, 2010.

We are requesting an extension of the response letter from September 7, 2010 to September 21, 2010, since at the present time our management and key members of our auditors are variously unavailable due to pre-scheduled vacations and other commitments. Further, given the nature of a few of your comments, we will need to consult with our audit and compensation committees before responding and that process will take longer than the current response period allows. Given these delays, responses to your comments could not be adequately drafted by September 7, 2010 without undue burden and expense.

If you have any questions or concerns in regard to this request for extension, please do not hesitate to contact our outside U.S. legal counsel, Jason Brenkert at Dorsey & Whitney LLP, at 303-352-1133.

Sincerely,

Vista Gold Corp.

Gregory G. Marlier
Chief Financial Officer